Exhibit 99.6

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2020 First Three Quarters

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the nine months ended 30 September 2020:

I. Major operating data of 2020 first three quarters

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB 1,000)
Petroleum products
Diesel	303.11	304.38	12,310,905
Gasoline	235.52	236.46	14,247,371
Jet Fuel note 1	82.11	71.14	2,053,513
Intermediate petrochemicals
PX note 2	49.09	34.59	1,411,747
Benzene note 1	27.50	24.51	828,353
Ethylene Glycol note 2	19.02	11.13	400,109
Ethylene Oxide	22.54	21.98	1,325,664
Ethylene note 2	61.42	—	—
Resins and plastics
PE	32.22	42.06	3,000,044
PP	34.36	33.78	2,566,510
Polyester chips note 1 note 2	23.42	21.22	945,974
Synthetic fibres
Acrylics	9.00	8.89	940,478
Polyester note 1	2.36	2.40	136,474

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2020 first three quarters

Unit: RMB yuan/ton

Product	The average price of 2020 first three quarters	The average price of 2019 first three quarters	Change
Diesel	4,045	5,111	-20.87%
Gasoline	6,025	7,168	-15.94%
Jet Fuel	2,887	4,212	-31.47%
Ethylene	—	—	—
PX	4,082	6,461	-36.82%
Benzene	3,379	4,188	-19.31%
Ethylene Glycol	3,595	4,230	-14.99%
Ethylene Oxide	6,030	6,665	-9.52%
PE	7,132	8,043	-11.32%
PP	7,598	8,557	-11.21%
Polyester chips	4,457	6,634	-32.81%
Acrylics	10,580	13,822	-23.45%
Polyester	5,686	7,963	-28.60%

Raw material	The average processing cost of 2020 first three quarters	The average processing cost of 2019 first three quarters	Change
Crude oil	2,490	3,322	-25.06%

III. Other Matters

The above-mentioned operating data were calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data are unaudited and are not intended to make any express or implied forecast or guarantee in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 28 October 2020